EXHIBIT 4

                                 [TRANSLATION]

                                                               November 13, 2008

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                        CEASED TO SERVE IN HIS CAPACITY

Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports) 1970 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Moshe

Family name: Gavish

Type of identification number: Identity Card

Identification number: 00808170

Type of citizenship: Israeli

2. The capacity that was ceased: Director

3. The date on which the service ceased or will cease: November 13, 2008

The date on which the service began: November 13, 2005

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: End of term.

6. The capacity in which the senior executive will continue to serve in the company: None

7. Will the senior executive continue after the cessation to be:

     e.   An Interested Party: No

     f.   A Senior Executive: No           If yes, give details

8. Was the director who ceased to serve an accounting and financial expert? :
Yes

9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:

NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: March 18, 2008 at 12:00 PM.

Mr. Gavish, together with Mr. Y. Beinisch and Ms. S. Eshbol were appointed as directors of the Bank by the State of Israel for a term of 3 years, which ends on November 13, 2008. Separate reports were filed regarding the cessation of the service of Mr. Y. Beinisch and Ms. S. Eshbol.

With the cessation of the service of the above three directors, the number of directors serving at the Bank is 6, which is less than the minimum number of directors (7) prescribed in the Bank's Articles of Association.